## CONSENT of AUTHOR

**TO: British Columbia Securities Commission**
**Ontario Securities Commission**
**Alberta Securities Commission**
**Saskatchewan Securities Commission**
**Manitoba Securities Commission**
**Nova Scotia Securities Commission**

I, Joe Campbell, P. Geo., do hereby consent to the filing with the securities regulatory authorities referred to above of the "2010 Technical Report on the Rock and Roll Property" dated February 23rd, 2011 (the "Technical Report").

I also certify that I have read the written disclosure being filed and I do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report or that the written disclosure in any and all regulatory filings of Pacific North West Capitol Corp. contains any misrepresentation of the information contained in the Technical Report.

Dated this 19th day of May, 2011

Joseph Campbell

_________________ P. Geo.


JOSEPH W. CAMPBELL
0135
ONTARIO